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FEB 28 2022

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SEC FILE NUMBER
8 - 67850

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JCC Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30012 Ivy Glenn Drive, Suite 180A
(No. and Street)

Laguna Niguel	CA	92677-5993
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Atchity	(949) 485-1209	maa@jcccap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLICLY AVAILABLE

Missing Financial Notes

RMS

OATH OR AFFIRMATION

I, **Mark Atchity**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **JCC Capital Markets, LLC**, as of **December 31**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA G. GREEN
COMM...2358102
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 18, 2025

Signature: [signature]

Title: CEO

[signature]
Notary Public Amanda G. Green, Notary Public

SEE ATTACHED CERTIFICATE

please see attached California Acknowledgment 2/22/2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLICLY AVAILABLE

California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange } s.s.

On 22 February 2022 before me, Amanda G. Green Notary Public,
Name of Notary Public

personally appeared Mark Atchity
Name of Signer (1)

Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

AMANDA G. GREEN
COMM...2358102
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 18, 2025

[signature]
Signature of Notary Public

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Reports Form X-17A-5, Form 11; SEC File Number 8-67856

containing 2 pages, and dated 2/22/2022.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-fact
- ☐ Corporate Officer(s) ____________
  Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ____________

representing: ____________
Name(s) of Person(s) Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:
Page #55-56 Entry # 1

Notary contact: AIM Mail Centers

Other

☐ Additional Signer ☐ Signer(s) Thumbprints(s)
☐ ____________

AIM019
AIM MAIL CENTER #019
32565 B GOLDEN LANTERN
DANA POINT, CA 92629
949-443-1192 FAX 949-443-0375

JCC CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	280,397
Due from Related Party		55,324
Accounts receivable		118,033
Other Receivable		36,250
Prepaid expenses		20,461
Total Assets	$	510,465

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and accrued expenses	$	33,570
Accrued Compensation		39,000
Commissions Payable		222,328
Due to Related Parties		70,893
Total Liabilities		365,791
Member's Equity		144,674
Total Liabilities and Member's Equity	$	510,465

The accompanying notes are an integral part of these financial statements.